                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K

   X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
-------
        ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001


                                       OR

------- TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM
        _______________ TO _________________



                        Commission File Number: 000-23657

                      ASTROPOWER, INC. 401(K) SAVINGS PLAN
                            (Full Title of the Plan)

                                                                 Copy To:
           Thomas J. Stiner,                                Peter Landau, Esq.
      Senior Vice President & CFO                 Foreht Last Landau Miller & Katz, LLP
            AstroPower, Inc.                                415 Madison Avenue
           300 Executive Dr.                                   16/th/ Floor
      Newark, Delaware 19702-3316                           New York, NY 10017
(Address, including zip code of agent for service)

                      ASTROPOWER, INC. 401(k) SAVINGS PLAN

                                TABLE OF CONTENTS


                                                                         Page
                                                                         ----
Independent Auditors' Report ...........................................  1

Statements of Net Assets Available for Plan Benefits
  December 31, 2001 and 2000 ...........................................  2

Statements of Changes in Net Assets Available for Plan Benefits
  For the Years Ended December 31, 2001 and 2000 .......................  3

Notes to Financial Statements ..........................................  4

Schedule of Assets Held for Investment Purposes ........................ 10

Signatures ............................................................. 11


Exhibits

The following Exhibits are submitted herewith.

Exhibit 23 - Consent of Independent Auditors ........................... 12


                          Independent Auditors' Report

The Plan Administrator of the
AstroPower, Inc. 401(k) Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the AstroPower, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 4, 2002

                      ASTROPOWER, INC. 401(k) SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2001 and 2000

  Assets:
     Investments (Note 2)                          $6,356,477        5,289,211
     Receivables:
          Employer contributions receivable           218,815          167,162
          Participant contributions receivable         76,142           62,730
                                                 ------------- ----------------
             Total receivables                        294,957          229,892
                                                 ------------- ----------------

  Net assets available for plan benefits           $6,651,434        5,519,103
                                                 ============= ================

               See accompanying notes to the financial statements.

                      ASTROPOWER, INC. 401(k) SAVINGS PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years Ended December 31, 2001 and 2000

                                                     2001             2000
                                              ---------------    -------------
    Additions to net assets:
      Investment income                           $  170,934          601,749
      Net depreciation of investments                (53,407)         (51,738)
      Participant contributions                      899,587          667,019
      Employer contributions                         218,815          167,162
      Transfer from other benefit plans               44,169            2,795
      Participant loan interest                       12,566            3,349
                                              ---------------    -------------
           Total additions                         1,292,664        1,390,336

   Deductions from net assets:
      Withdrawals                                    160,333           33,992
                                              ---------------    -------------
           Total deductions                          160,333           33,992
                                              ---------------    -------------
           Net increase                            1,132,331        1,356,344

   Net assets available for plan benefits:

      Beginning of year                            5,519,103        4,162,759
                                              ---------------    -------------
      End of year                                 $6,651,434        5,519,103
                                              ===============    =============

               See accompanying notes to the financial statements.

                      ASTROPOWER, INC. 401(k) SAVINGS PLAN

                          Notes to Financial Statements

                    December 31, 2001 (2001) and 2000 (2000)

(1)      Summary of Significant Accounting Policies

         (a)      Basis of Presentation

                  The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

         (b)      Investments

                  Investments are carried at market value based upon the closing sales price reported on recognized securities exchanges on the last business day of the year. Investments in mutual funds are carried at market value based on net asset values as reported on the last day of the year. Security transactions are accounted for on the trade date for securities purchased and sold.

         (c)      Administrative Expenses

                  Administrative expenses incurred in the operation of the AstroPower, Inc. 401(k) Savings Plan (the Plan) are paid by AstroPower, Inc. (the Company) and are not reflected in the accompanying financial statements.

         (d)      Accounting Estimates

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from estimates recorded.

(2)      Description of Plan

         The Plan is for the benefit of all employees who have completed one month of consecutive service and have reached 21 years of age. The Plan was adopted on September 1, 1990, and is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(a) of the Internal Revenue Code. Eligible employees may make an elective, tax-deferred contribution of 1% to 15% of their salary to the Plan. The Company is committed to contribute a matching contribution in the amount of at least 25% of the employees' elective, tax-deferred contributions. In both 2001 and 2000, the Company elected to contribute 25%. The Company matches the employee's contribution on December 31 of the respective year. An employee who is terminated before December 31 will not receive the Company match.

         Contributions are invested as directed by the employee, and at the option of the employee, among various funds, each with varying degrees of risk.

         Effective May 2000, Merrill Lynch became the new recordkeeper, custodian and trustee of the Plan. As such, the following investment options became available to Plan participants:

     AstroPower Company Stock - The investment option invests entirely in AstroPower common stock, which is traded on the NASDAQ National Market. The rate of return results solely from changes in the price of the stock.

     AIM Japan Growth Fund - The objective of the fund is long-term growth capital. The fund invests at least 65% of its total assets in equity securities of issuers domiciled in Japan. The fund may invest up to 35% of its total assets in equity securities of companies not located in Japan. In addition, the fund may invest up to 35% of its total assets in investment grade debt securities, including U.S. and foreign government securities and corporate debt securities. The fund may also buy and sell certain derivative instruments, contracts or options for the purpose of hedging.

     Alliance Bernstein Utility Income Fund - The objective of the fund is current income and capital appreciation. The fund normally invests at least 65% of its total assets in securities of companies in the utilities industry. At least 65% of the fund's total assets are invested in income-producing securities. Otherwise, there is no limit on the allocation of the fund's investments between equity securities and fixed-income securities. The fund may maintain up to 35% of its net assets in lower-rated securities, and may invest up to 30% of its net assets in convertible securities. The fund may invest in securities of both U.S. and foreign issuers, although no more than 15% of the fund's total assets will be invested in issuers in any one foreign country. The fund may buy and sell certain derivative instruments, contracts or options for the purpose of hedging or increasing its return.

     Davis Financial Fund - The objective of the fund is growth of capital. The fund invests primarily in common stocks and other securities, such as securities convertible into common stock. Generally, the fund will concentrate 25% or more of its total assets in obligations of domestic and foreign companies in each of the banking and financial services industries. The fund may invest in securities of foreign issuers or securities, which are principally traded in foreign markets. The fund may buy and sell certain derivative instruments, contracts or options for the purpose of hedging or increasing its return.

     Federated Aggressive Growth Fund - The objective of the fund is capital appreciation. The fund ordinarily invests at least 65% of its total assets in common stocks, preferred stocks, investment grade securities (including debt securities) and convertible securities of companies with varying market capitalizations and prospects for above-average appreciation. The fund selects companies with favorable changes in earnings estimates and positive earnings surprises, accelerated sales and earnings growth, and the sustainability of each company's growth trends. The fund may buy and sell certain derivative instruments, contracts or options for the purpose of hedging, and may invest in the securities of foreign issuers.

     Federated Asia Pacific Growth Fund - The objective of the fund is long-term growth of capital. Any income received is incidental. The fund ordinarily invests at least 65% of its total assets in a portfolio of equity securities of companies located in at least three different countries and diversified across industry sectors. The fund may invest in companies located in any country in Asia or the Pacific Rim that has, in the fund's opinion, potential for above-average capital appreciation, including Australia, China, Hong Kong, Indonesia, Japan, Malaysia, New Zealand, Pakistan, the Philippines, South Korea, Singapore, Sri Lanka, Taiwan, Thailand, and the countries comprising the Indian Subcontinent. The fund may also invest up to 35% of its total assets in fixed-income securities, which may be rated below investment grade.

     Fidelity Advisor SER VII Overseas Fund - The objective of the fund is capital growth. The fund normally invests at least 65% of its total assets in foreign securities. The fund intends to diversify investments across various countries and regions

     Pilgrim Emerging Countries Fund - The objective of the fund is to maximize long-term capital. The fund invests at least 65% of its total assets in securities of issuers located in at least three different countries. The fund invests primarily in equity securities of issuers located in various countries with emerging securities markets. The fund invests at least 75% of its total assets in common and preferred stocks, warrants and convertible securities. The fund may buy and sell certain derivative instruments, contracts or options for the purpose of hedging.

     Pilgrim Worldwide Growth Fund - The objective of the fund is to maximize long-term capital appreciation. Under normal market conditions, the fund invests at least 65% of its total assets in securities of issuers located in at least three different countries, one of which may be the United States (U.S.). The fund may invest up to 50% of its total assets in U.S. issuers and at least 75% of its total assets in common and preferred stocks, warrants and convertible securities. The remainder of the fund's assets is invested primarily in investment grade foreign debt securities. The fund may buy and sell certain derivative instruments, contracts or options for the purpose of hedging.

     Merrill Lynch Basic Value Fund - The objective of the fund is capital appreciation and, secondarily, income by investing in securities, primarily equities that the fund believes are undervalued. The fund seeks to invest in stocks that possess one or more of the following characteristics: (1) are selling at a discount either from book value or from historical price-earnings ratios, or (2) seem capable of recovering from situations that caused the companies to become temporarily out of favor. Particular emphasis is placed on securities that provide an above-average dividend return and sell at a below-average price-earnings ratio. This fund may invest up to 25% of its total assets in foreign securities.

     Merrill Lynch Euro Fund - The objective of the fund is capital appreciation. The fund invests primarily in equities of corporations domiciled in European countries. The fund may also seek to hedge its portfolio against market and currency risk through the use of currency and other financial futures contracts and related options transactions.

     Merrill Lynch Fundamental Growth Fund - The objective of the fund is long-term growth of capital. The fund invests in a diversified portfolio of equity securities, placing particular emphasis on companies that have exhibited above-average growth rates in earnings resulting from a variety of factors including, but not limited to, above-average growth rates in sales, profit-margin improvement, proprietary or niche products or services, leading market shares and underlying strong industry growth. The fund may invest in the securities of foreign issuers, including American Depositary Receipts (ADRs), European Depositary Receipts (EDRs) or others that can be converted to foreign-issued securities.

     Merrill Lynch Healthcare Fund - The objective of the fund is long-term capital appreciation through worldwide investment in equity securities of companies that derive a substantial portion of their sales from products and services in health care.

     Merrill Lynch Latin America Fund - The objective of the fund is long-term capital appreciation. The fund invests primarily in Latin American equity and debt securities. The fund may also seek to hedge its portfolio against market and currency risk through the use of currency and other financial futures contracts and related options transactions.

     Merrill Lynch S&P 500(R) Index Fund - The objective of the fund is to provide investment results that, before expenses, replicate the total return of the Standard & Poor's 500 Composite Stock Price Index (S&P 500(R)). The Index is composed of the common stocks of 500 large-capitalization companies within various industrial sectors, most of which are listed on the New York Stock Exchange.

     Munder NetNet Fund - The objective of the fund is long-term capital appreciation. The fund ordinarily invests at least 65% of its total assets in equity securities. The fund typically invests in companies listed on a U.S. securities exchange or NASDAQ which are engaged in the research, design, development or manufacturing, or engaged to a significant extent in the business of distributing products, processes or services for use with the Internet or Intranet related businesses.

     Pimco Mid Cap Growth Fund - The objective of the fund is growth of capital. The fund invests primarily in common stocks of middle-capitalization companies that have improving fundamentals (such as growth of earnings and dividends) and whose stock is reasonably valued by the market, as determined by the fund. The fund selects stocks for the fund by ranking issues from companies with market capitalizations in excess of $500 million at the time of investment (excluding the top 200 companies with the highest market capitalization).

     State Street Research Aurora Fund - The objective of the fund is high total return, consisting principally of capital appreciation. The fund ordinarily invests at least 65% of its total assets in small-company value stocks. The fund generally expects that most of these stocks will not be larger than the stocks of the largest companies in the Russell 2000(R) Index. The fund reserves the right to invest up to 35% of its total assets in other securities. These may include other types of stocks, such as larger-company stocks or growth stocks. Up to 35% of the fund's total assets may be invested in the securities of foreign issuers. The fund may also buy or sell certain derivative instruments, contracts or options for the purpose of hedging or speculation.

     Merrill Lynch U.S. Government Mortgage Fund - The objective of the fund is high current return. The fund seeks a current return through investments in obligations of the U.S. Government and government agencies, including Government National Mortgage Association (GNMA) mortgage-backed certificates and other mortgage-backed government securities. The fund may seek to enhance its return through the use of certain portfolio strategies involving options, and to hedge its portfolio through the use of options and futures transactions.

     Merrill Lynch Ready Assets Trust - The objective of the trust is the preservation of capital, liquidity and current income through short-term money market instruments, including U.S. Treasuries and government agency securities, certificates of deposit and commercial paper. The trust invests in a diversified portfolio of short-term money market instruments, including short-term U.S. government and U.S. government agency securities, bank money instruments, corporate debt instruments and repurchase and reverse purchase agreements.

     The following funds were available as investment options through April 2000. These funds are no longer available as these options have been replaced with the fund options discussed above.

     Mass Mutual Guaranteed Interest Fund - The Mass Mutual Guaranteed Interest Fund offered a fixed rate of return of 6.25% during 2000 and 1999 on contributions. The fund is comprised primarily of high-quality, fixed-income investments including public bonds, private placements, commercial mortgage loans and short-term investments.

     Fidelity Equity Income Fund - The Fidelity Equity Income Fund seeks reasonable income. It invests at least 65% of assets in income-producing equity securities with the goal of exceeding the total return of the S&P
     500. The fund may invest in junk bonds (up to 20% of assets), foreign securities and foreign currency exchange contracts, and stock index futures and options (up to 15% of assets). The fund may hedge up to 25% of total assets.

     Royce Total Return Fund - The Royce Total Return Fund seeks reasonable income with potential for capital appreciation. It invests primarily in dividend paying common stocks and securities convertible into common stocks of small and medium-sized companies selected on a value basis.

     Franklin Mutual Qualified Fund - The objective of the Franklin Mutual Qualified Fund is capital appreciation. The fund may invest up to 50% of assets in securities of companies involved in prospective mergers, consolidations, liquidations and reorganizations. The fund is composed of three parts. First, 60% of the fund is made up of stocks trading at large discounts from asset values. Another portion is deal oriented, i.e., mergers, liquidations, lender offers, spin-offs, sales of assets and exchange offers. A third is bankruptcy situations.

     Lindner Growth Fund - The Lindner Growth Fund seeks long-term capital appreciation first and income second. The fund invests in common stocks and convertible securities. The fund may also invest in debt security for defensive purposes. It may invest up to 25% of assets in securities of foreign issuers and 10% junk bonds.

     T. Rowe Price International Stock Fund - The objective of the T. Rowe Price International Stock Fund is long-term growth of capital and income. The fund invests primarily in common stocks of established non-U.S. issuers. The fund may use ADRs, EDRs and ADSs, spot/forward currency transactions, and options on foreign currencies, securities and indices on up to 25% of total assets, and invest up to 35% of assets in securities other than common stocks.

     Interest, dividends and other income earned by each of the investment funds are reinvested in the same funds. Such amounts are credited to the participants' accounts based on the terms of the Plan.

     A participant has a nonforfeitable interest in 100% of his or her contributions at all times, although there are certain restrictions and options on withdrawals. Additionally, a participant is 100% vested immediately in the Company contribution.

         The Plan may be terminated or contributions thereunder may be discontinued at any time if the Company determines that business circumstances make such action necessary or desirable.

         Upon termination, the net assets shall be held for distribution by the custodians who shall distribute to the members then participating in the Fund the full amount standing to their credit on the date of such termination.

         The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                                      December 31,
                                                                           -------------------------------
                                                                               2001              2000
                                                                           -------------      ------------
     Investments at Fair Value as Determined by Quoted Market Price:
        AstroPower Company Stock
          36,204 and 27,193 shares, respectively                              $1,463,730           853,192
        Fidelity Advisor SER VII Overseas Fund
          30,626 and 27,154 shares, respectively                                 423,552           471,126
        Merrill Lynch Basic Value Fund
          40,439 and 35,231 shares, respectively                               1,180,401         1,152,753
        Merrill Lynch Ready Assets Trust
          1,095,530 and 778,098 units, respectively                            1,095,530           778,098
        Pimco Mid Cap Growth Fund
          39,683 and 45,575 shares, respectively                                 761,117         1,096,071
        State Street Research Aurora Fund
          24,199 and 19,531 units, respectively                                  782,831           545,511

For additional information regarding Plan provisions, refer to the Plan document.

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $ (53,407) and $(51,738), respectively, as follows:

                                          2001         2000
                                       -----------   ----------

                  Mutual Funds           (434,196)     (48,561)
                  Common Stock             380,789      (3,177)


(3)      Loans to Participants

         A participant may borrow not less than $1,000 at a time, with no more than one loan outstanding at any given time. In addition, the loan amount may not exceed the lesser of $50,000 less the participant's highest outstanding loan balance during the one-year period ending on the day before the date on which any new loan is to be granted or one-half of the amount to which the participant is vested under this Plan on the date the loan is granted. Loans are secured by the participant's vested account balance. Interest is set at the prime rate (6.00% at December 31, 2001); as quoted in the Wall Street Journal on the date the loan is granted, plus 1%. The term of the loan shall not exceed five years unless the loan is used to purchase the participant's primary residence, in which case the five-year repayment requirement will not be applicable. Both principal and interest payments on a loan are credited to the participant's account.

(4)  Distribution

     The Plan provides for distribution of the total vested amount in the participant's accounts upon: (1) termination from employment, (2) attainment of age 59-1/2, (3) retirement, (4) permanent disability or (5) death.

     A member or beneficiary who is entitled to payment may elect one of the following options:

             A. Lump-sum payment equal to the value of the member's accrued benefit.

             B.  Rollover distribution to an eligible retirement plan.

             C. For non-terminated employees, substantially equal monthly installments over a period not to exceed the joint and last survivor life expectancy of the member and his beneficiary.

             D. Combination of a lump-sum payment and a rollover distribution to a retirement account.

     A participant who has incurred monetary hardship, as defined by the Plan, may elect to withdraw all of his,or her tax-deferred contributions, plus income thereon, from the Plan.

(5)  Tax Status

     The IRS issued its latest determination letter on November 18, 1997, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income tax.

                      ASTROPOWER, INC. 401(k) SAVINGS PLAN

                 Schedule of Assets Held for Investment Purposes

                                December 31, 2001

                                                                                    Market Value
        Description:
           Alliance Bernstein Utility Income Fund                                  $          2,892
           AstroPower Company Stock                                                       1,463,730
           Davis Financial Fund                                                              25,346
           Federated Aggressive Growth Fund                                                     949
           Federated Asia Pacific Growth Fund                                                   182
           Fidelity Advisor SER VII Overseas Fund                                           423,552
           Pilgrim Worldwide Growth Fund                                                        884
           Merrill Lynch Basic Value Fund                                                 1,180,401
           Merrill Lynch Euro Fund                                                           29,517
           Merrill Lynch Fundamental Growth Fund                                            292,775
           Merrill Lynch Healthcare Fund                                                     51,071
           Merrill Lynch S&P 500 Index Fund                                                  57,179
           Munder NetNet Fund                                                                   405
           Pimco Mid Cap Growth Fund                                                        761,117
           State Street Research Aurora Fund                                                782,831
           Merrill Lynch US Government Mortgage Fund                                         45,926
           Merrill Lynch Ready Assets Trust                                               1,095,530
           Participant loans (interest rates at 6% to 10.5%)                                138,791
           Other                                                                              3,399
                                                                                 -------------------
           Total                                                                   $      6,356,477
                                                                                 ===================

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, AstroPower, Inc. 401(k) Savings Plan has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                      ASTROPOWER, INC. 401(k) SAVINGS PLAN

Date: June 27, 2002                  By:    /s/ Thomas J. Stiner
                                        ----------------------------------------
                                               Thomas J. Stiner
                               Senior Vice President and Chief Financial Officer
                                         (Principal Financial Officer)
                                       Member, Administrative Committee